Exhibit 5
PARAGON ASSOCIATES
500 CRESCENT COURT
SUITE 260
DALLAS, TEXAS 76201

BRADBURY DYER, III GENERAL PARTNER	TELEPHONE (214) 871-3700
March 19,2008
Board of Directors
TransCommunity Financial Corporation
4235 Innslake Drive
Suite 200
Glen Allen, VA 23060
Gentlemen:
I have reviewed the changes in circumstances that have transpired since my letter of October 9, 2007; most significantly the merger agreement between Community Bankers Acquisition Corp. (CBAC) and Financial Services of Virginia (BOE). In light of this agreement, and in view of the likely improved opportunities to successfully deploy capital in the community banking business, I have decided to vote our 445,000 shares of TransCommunity Financial in favor of the proposed merger with Community Bankers Acquisition Corp.
Sincerely,
/s/ Bradbury Dyer III
Bradbury Dyer III
Managing Agent
Paragon Joint Venture